Exhibit (a)(13)


November 22, 1996
Contact:  Wade F. B. Thompson
          or Peter Orthwein


                 Thor Industries Announces Tender Offer Results

Thor Industries, Inc. (NYSE: THO) announced today the results of its Dutch auction self-tender offer which expired Thurday, November 21, at 12.00 midnight, New York City time.

The count by the depositary for the offer indicates that 503,319 shares were tendered and not withdrawn at prices of $24 3/4 per share or lower. Shares tendered in excess of this price will be promptly returned. The number of shares tendered includes 52,100 shares tendered pursuant to notices of guaranteed delivery. The Company expects to purchase 503,319 shares tendered at $24 3/4 per share.

Payment for shares, except for those shares tendered pursuant to notices of guaranteed delivery, and return of all shares tendered but not accepted, is expected to start today.

Thor is second largest manufacturer of recreational vehicles and the largest builder of small and mid size buses.